

EVII Mission Hills Inc. (the "Company") a California Corporation

**Financial Statements (Audited) and
Independent Auditor's Report**

Year ending December 31st, 2025

EVII MISSION HILLS INC.
FINANCIAL STATEMENTS

TABLE OF CONTENTS

PAGE(S)



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Oversight Board EVII Mission Hills Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of EVII Mission Hills, Inc., which comprise the balance sheet as of December 31, 2025, and the related statements of operation and stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of EVII Mission Hills, Inc. as of December 31, 2025, and the results of its operations and its cashflow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent EVII Mission Hills, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about EVII Mission Hills, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of EVII Mission Hills, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt EVII Mission Hills, Inc's ability to continue as a going concern for a reasonable period of time.



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BAS Partners LLC

Pembroke Pines, Florida

April 17, 2026

EVII MISSION HILLS INC.
BALANCE SHEET
DECEMBER 31, 2025

		2025
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$	468,065
TOTAL ASSETS		468,065
	$	**468,065**
LIABILITIES AND EQUITY		
Liabilities	$	-
TOTAL LIABILITIES		-
Class B non-voting Common Stock, net of offering costs		1,825,905
Additional Paid in Capital		100
Accumulated Deficit		(1,357,940)
TOTAL EQUITY		468,065
TOTAL LIABILITIES AND EQUITY	$	**468,065**

See Independent Auditor's Report and accompanying notes

which are an integral part of these financial statements.

EVII MISSION HILLS INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2025

		2025
Revenue	$	-
Operating Expenses		
General and Administrative		1,007,997
Research and Development		-
Total Operating Expenses		1,007,997
Operating Income (loss)		(1,007,997)
Provision for Income Tax Expense/(Benefit)		-
Net Loss	**$**	**(1,007,997)**

See Independent Auditor's Report and accompanying notes which are an integral part of these financial statements.

EVII MISSION HILLS INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2025

	Class A Common Stock		Class B non-voting Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Ending Balance 1/1/2025	3,000,000	$ -	888,836	$ 630,089	$ 100	$ (349,943)	$ 280,246
Issuance of Common Stock	-	-	245,277	1,205,277	-	-	1,205,277
Stock issue expense	-	-	-	(9,461)	-	-	(9,461)
Net income (loss)	-	-	-	-	-	(1,007,997)	(1,007,997)
Ending Balance 12/31/2025	**3,000,000**	**$ -**	**1,134,113**	**$ 1,825,905**	**$ 100**	**$ (1,357,940)**	**$ 468,065**

See Independent Auditor's Report and accompanying notes

which are an integral part of these financial statements.

EVII MISSION HILLS INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2025

		2025
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(1,007,997)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
NET CASH USED IN OPERATING ACTIVITIES		(1,007,997)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from Class B non-voting Common Stock, net of offering costs		1,195,816
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,195,816
CHANGE IN CASH AND CASH EQUIVALENTS		187,819
Cash and Cash Equivalents - Beginning of Year		280,246
CASH AND CASH EQUIVALENTS - END OF YEAR	**$**	**468,065**

See Independent Auditor's Report and accompanying notes which are an integral part of these financial statements.

Note 1 - Nature of Operations

EVII Mission Hills Inc. ("the Company") was formed in California on March 14, 2024. The Company has not commenced planned principal operations and is currently conducting research and development. The Company is located at 15555 San Fernando Mission Blvd., Mission Hills, California and plans to earn revenue by refueling electric vehicles for a fee in the San Fernando Valley of Los Angeles County, offering a concentration of high-power DC Fast

Chargers to the public 24 hours a day, seven days a week.

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies of the Organization conform with United States generally accepted accounting principles (GAAP) as codified in the Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC).

The policies that materially affect the financial position and results of operation of the

Organization are summarized as follows:

ACCOUNTING METHOD

The financial statements are prepared using the accrual basis of accounting, which recognizes revenue in the period earned and expenses when incurred.

BASIS OF PRESENTATION

Financial statement presentation follows the recommendations of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) No. 958. Under FASB ASC No. 958-210-50-3, the Organization is required to report information regarding its financial position and activities according to two classes of net assets:

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Expenses by function have been allocated among program and supporting services classifications directly or on the basis of estimates made by the Organization's management. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

CONCENTRATIONS OF CREDIT RISKS

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Note 2 - Summary of Significant Accounting Policies (Continued)

REVENUE RECOGNITION

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

EQUITY BASED COMPENSATION

The Company did not have any equity-based compensation as of December 31st, 2025.

Note 2 - Summary of Significant Accounting Policies (Continued)

INCOME TAXES

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

RECENT ACCOUNTING PRONOUNCEMENTS

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Note 3 – Commitments and Contingencies

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 Equity

The Company has authorized 10,000,000 shares of common stock with no par value per share, consisting of 3,000,000 shares of Class A Voting Common Stock and 7,000,000 shares of Class B Non-Voting Common Stock. As of December 31, 2025, 3,000,000 shares of Class A Voting Common Stock and 1,134,113 shares of class B Non-Voting Common Stock were issued and outstanding.

Voting: Holders of Class A Voting Common Stock are entitled to one vote per share and to receive notice of shareholder meetings. Holders of Class B Non-Voting Common Stock have no voting rights and are not entitled to notice of shareholder meetings, except as required by law.

Note 5 – Subsequent Events

The Organization did not have any other subsequent events through April 17, 2026, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2025.